UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL CERTIFIED RAILS TO BE SUPPLIED TO RUSSIAN RAILWAYS

Chelyabinsk, Russia — June 30, 2015 – Mechel OAO (MICEX:MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports obtaining a certificate of compliance with the requirements of the Customs Union’s Technical Regulations for its rails of up to 100 meters in length. This certificate will enable the company to begin supplying Russian Railways OAO with Chelyabinsk Metallurgical
Plant (CMP)’s products.
The certificate was granted by the Federal Railway Transport’s Certification
Registry following the results of tests and monitoring of the production process.
The grant of this certificate followed after several stages of certification procedures at the Russian Railway Research Institute. A test batch of CMP rails successfully passed the test of carrying 150 million tonne-kilometers of cargo at the experimental proving ground throughout six months. Test results confirmed that the plant’s products are equal to the best global analogues, surpassing them on several counts.
Chelyabinsk Metallurgical Plant’s universal rolling mill can produce up to 1.1 million tonnes of products annually. The mill employs a unique heat treatment technology which allows it to produce high-performance rails and structural shapes, with excellent wear resistance, durability and fatigue endurance.
Investment in the project topped 900 million US dollars.
“Chelyabinsk Metallurgical Plant’s products are equal to their foreign analogues in quality, which all stages of lab and range tests confirm. Rail production at
CMP will help implement the import substitution program and encourage further development of our country’s transport infrastructure,” Russian Railways OAO’s
Senior Vice-President for Innovation Development - Chief Engineer Valentin
Gapanovich noted.
 “Obtaining the compliance certificate for our rails is an event of strategic importance for Mechel. Our success at these tests enables us to begin cooperation with Russian Railways and ensures a high load for CMP’s universal rolling mill. I would like to express particular gratitude to Gazprombank OAO,
BNP Paribas and UniCredit banks, as well as export agencies from the Czech
Republic, Germany and Italy that ensured the project’s financing,” Mechel OAO’s
Chief Executive Officer Oleg Korzhov noted.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 30, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO